[redacted]

SECURI ... ION

13026188

ANN... REPOR

FORM X-17A-5

PART III

SEC Mail Processing Section

NOV 27 2013

Washington DC

404

OMB APPROVAL	
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SEC FILE NUMBER
8- 50186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street

(No. and Street)

New York NY 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Steven J. Alperin 973-808-8801~~

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 Fairfield NJ 07004

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2013 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 11/21/13

Signature Date

CEO

Title

Subscribed and Sworn to before me on this 21 day of November 2013.

Deloy E. Stoll

Notary Public

DELOY E. STOLL
NOTARY PUBLIC No. 01ST6075960
QUALIFIED IN NEW YORK COUNTY
STATE OF NEW YORK
COMMISSION EXPIRES 6/17/2014

GRIFFIN SECURITIES, INC.

This report contains (check all applicable boxes):

[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Operations.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Stockholders' Equity.
[ ]	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditor's (Not Applicable).
[x]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(I)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Not Required).
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
[x]	(l)	An Affirmation.
[x]	(m)	A copy of the SIPC Supplemental Report. (also bound separately)
[x]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

**STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2013
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE**

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRIFFIN SECURITIES, INC.

SEPTEMBER 30, 2013

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Securities, Inc.
New York, NY

Report on Financial Statement

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2013, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Griffin Securities, Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 11, 2013

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$	91,325
Accounts receivable		65,625
Receivables from clearing brokers		119,391
Marketable securities at market value		336,642
Other current assets		16,783
Total current assets		629,766
Property and Equipment:		
Office equipment		103,285
Less: accumulated depreciation		(96,692)
		6,593
Other Assets:		
Rental deposit		43,645
Total Assets	$	680,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	116,010
Deferred income tax		39,254
Total current liabilites		155,264
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, 200 shares authorized, 33 shares issued and outstanding, no par value		-
Additional paid in capital		905,392
Retained deficit		(691,500)
Accumulated other comprehensive income		310,848
Total equity		524,740
Total Liabilities and Stockholders' Equity	$	680,004

See notes to the statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients.

Revenue Recognition

The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. All securities transactions are cleared through ConvergEx on a fully disclosed basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Marketable Securities

Marketable securities are valued at market value with the resulting difference between cost and market included in income. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income.

Concentration of Credit Risk

The Company maintains cash accounts with Citibank, N.A. As of January 1, 2013 deposits held in noninterest-bearing transaction accounts are now aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Fair Value of Financial Instruments

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with ASC Topic 820-10-35, the Company groups investments at fair value into three levels based on the markets in which the investments are traded and the reliability of the assumptions used to determine fair value. These levels are:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuation that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At September 30, 2013, the Company has classified all of its securities owned at fair market value and at Level 1 for ASC Topic 820-10-35 purposes.

Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees. The Company matches 100% of the first 4% of the active participant's compensation contributed to the plan.

2. OTHER CURRENT ASSETS

Other current assets consisted of the prepaid FINRA and prepaid insurance at September 30, 2013.

3. RELATED PARTY TRANSACTIONS

The Company subleases office space on a month-to month basis from its shareholder. The Company has assumed all the obligations of the shareholder under the lease.

4. COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with ConvergEx to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit of $100,000.

The Company subleases office space from its shareholder under an operating lease that expires in 2020.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013 the Company had net capital of $345,988, which was $245,988 in excess of its required net capital of $100,000. The Company's net capital ratio was .45 to 1

6. INCOME TAXES

The provision for income taxes consists of the following:

Deferred income tax	$39,254

The effective income tax rates will differ from statutory rates primarily due to certain non-deductible expenses.

7. SUBSEQUENT EVENTS

Subsequent events were evaluated through November 11, 2013 which is the date the financial statements were available to be issued.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Independent Auditor's Report on Internal Control Required by SEC 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Griffin Securities, Inc.
17 State Street
New York, NY 10004

Dear Sirs and Madam:

In planning and performing our audit of the financial statements of Griffin Securities, Inc. (the "Company"), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Griffin Securities, Inc. as of and for the year ended September 30, 2013, and this report does not affect our report thereon dated November 11, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 11, 2013